

January 10, 2011

Christopher F. Tirotta
President
American Scientific Resources, Incorporated
1112 Weston Road, Unit 278
Weston, FL 33326

> **Re:** **American Scientific Resources, Incorporated**
> **Amendments No. 8 to Registration Statement on Form S-1**
> **Filed December 30, 2010**
> **File No. 333-164517**

Dear Dr. Tirotta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We have had limited operations…, page 6

1. We note your response to prior comment 2. Revise the heading of this risk factor to disclose the period of time your current cash can sustain your operations.

Executive Compensation, page 49

2. Please update your disclosure relating to compensation of your named executive officers and directors to include information for the most recently completed fiscal year. Refer to Item 402 of Regulation S-K. Your disclosure should include the compensation information on page 40.

Financial Statements

3.   Please update the financial statements when required by Rule 8-08 of Regulation
         S-X.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4.   Please include a currently dated and signed consent from your independent
         auditors with any amendment of the filing.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

         Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

         You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, reviewing
accountant, at (202) 551-3605 if you have questions regarding comments on the financial

statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   David B. Manno, Esq.
                 Sichenzia Ross Friedman Ference LLP